                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             Medical Resources, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    58461Q102
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                           Christopher J. Joyce, Esq.
                               Geoffrey A. Whynot
                           c/o Medical Resources, Inc.
                                155 State Street
                              Hackensack, NJ 07601
                                 (201) 883-5471
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000
                                February 26, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box: [ ]

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 58461Q102                                           Page 2 of 11 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Christopher J. Joyce

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                68,628

                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
   SHARES                       -0-
BENEFICIALLY
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     68,628

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            68,628

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.2%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 58461Q102                                           Page 3 of 11 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Geoffrey A. Whynot

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           N/A

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                68,628

                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
   SHARES                       -0-
BENEFICIALLY
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     68,628

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           68,628

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

----------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.2%

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN

---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Schedule 13D is being filed on behalf of Mr. Christopher J. Joyce ("Mr. Joyce") and Mr. Geoffrey A. Whynot ("Mr. Whynot" and, together with Mr. Joyce, the "Reporting Persons"). This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Medical Resources, Inc., a Delaware corporation (the "Company").

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 155 State Street, Hackensack, NJ 07601.

Item 2. Identity and Background.

     (a) This statement is filed by the Reporting Persons.

     (b) The business address of Mr. Joyce is c/o Medical Resources, Inc., 155 State Street, Hackensack, NJ 07601 and the business address of Mr. Whynot is c/o Medical Resources, Inc., 155 State Street, Hackensack, NJ 07601.

     (c) Mr. Joyce is the Co-Chief Executive Officer and General Counsel of the Company and Mr. Whynot is the Co-Chief Executive Officer and Chief Financial Officer of the Company.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation in respect to such laws.

     (f) Each of the Reporting Persons is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     This report concerns options to purchase Common Stock (the "Options") held by the Reporting Persons as of the date hereof. The Options have not yet been exercised and accordingly, payment for the underlying Common Stock has not yet been made. The Reporting Persons contemplate using their personal funds as consideration upon the exercise of the Options. The Option exercise price is $1.50 per share of Common Stock.

Item 4. Purpose of Transaction.

     The transaction requiring the filing of this statement is described in Item 3 above.

     Pursuant to the Stockholders Agreement described in Item 6, the Reporting Persons have agreed to vote their Common Stock in favor of and/or to dispose of their Common Stock in a sale or corporate transaction in certain circumstances. The Reporting Persons have not received an offer for their Common Stock which they currently intend to accept nor are the Reporting Persons aware of any proposed transaction which would require them to dispose of their Common Stock.

     Upon consummation of the Third Amended Joint Plan of Reorganization, dated November 6, 2000 and confirmed by the Bankruptcy Court of the Southern District of

New York (the "Plan") the Board of Directors of the Company (the "Board") was reconstituted with seven members, six of whom were selected by the prior holders of an aggregate principal amount of $75,000,000 senior notes, which were cancelled under the Plan in exchange for Common Stock (the "Former Noteholders"). One of such members of the Board was selected by DVI Financial Services, Inc. ("DVI"), another creditor of the Company. Pursuant to the Stockholders Agreement, the Reporting Persons have agreed to vote their Common Stock to maintain the Board composition as it relates to the Former Noteholders. Mr. Richard Teller and Mr. Mark Dunn, each directors selected by the Former Noteholders, resigned from the Board on March 5, 2001. Mr. Jeffrey Pollock, a person nominated by the remaining members of the Board originally nominated by the Former Noteholders, was appointed by the Board to fill the vacancy left by Mr. Teller and the Reporting Persons are aware that the Board is seeking a suitable candidate to replace Mr Dunn. The Reporting Persons may assist the Board in identifying a suitable candidate.

     As a result of the consummation of the Plan, the Company has filed a Form 15 to deregister the Common Stock. Upon the effective date of such deregistration, the Reporting Persons do not intend to file any amendments to update any of the information contained in this Schedule 13D.

     Except as set forth in this statement, none of the Reporting Persons has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or

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proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) As of the date hereof, the Reporting Persons have beneficial ownership of 137,256 Options to acquire 137,256 shares of Common Stock. Mr. Joyce owns 68,628 of the Options to acquire 68,628 shares of Common Stock and Mr. Whynot owns 68,628 of the Options to acquire 68,628 shares of Common Stock.

     The 68,628 shares of Common Stock which each of the Reporting Persons have Options to acquire represent, on the date hereof, approximately 1.2% of the outstanding Common Stock, based on the 5,629,217 shares of Common Stock outstanding (assuming the exercise of the Options) as of the date hereof. Assuming the exercise of the Options, Mr. Joyce has sole power to vote or to direct the disposition of his 68,628 shares of Common Stock and Mr. Whynot has sole power to direct the disposition of his 68,628 shares of Common Stock.

     (b) As a result of the Stockholders Agreement, the Reporting Persons may be deemed to be a group with the other parties to the Stockholders Agreement and, therefore, may be deemed to be the beneficial owners of an additional 5,239,773 shares of Common Stock owned by the other parties to the Stockholders Agreement. The Reporting Persons disclaim beneficial ownership of these other shares of Common Stock.

     (c) Except for the transaction described in Item 3, during the last sixty days there were no transactions effected by the Reporting Persons.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item.6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     In connection with the transactions described in Item 3, the Reporting Persons entered into a Stockholders Agreement with the Company, the Former Noteholders and DVI. The Stockholders Agreement provides that until the occurrence of certain events each of the Former Noteholders, Mr. Joyce and Mr. Whynot will vote their Common Stock from time to time in favor of six nominees to the Board selected by a majority of the Former Noteholders and as requested from time to time by a majority of the Former Noteholders on a number of significant corporate issues. The Stockholders Agreement also provides that each of Mr. Joyce, Mr. Whynot and the Former Noteholders will be entitled to participate in any sale of Common Stock entered into by Former Noteholders owning at least 40% of the issued and outstanding Common Stock and if such sale is of at least 50% of the issued and outstanding Common Stock, will participate in such sale if so requested and certain conditions are met. Pursuant to the Stockholders Agreement, the Company granted to the Former Noteholders two demand registration rights and granted to DVI, Mr. Joyce and Mr. Whynot and the Former Noteholders the right to piggyback on registrations of securities effected by the Company on its own behalf or for other holders of securities.

     The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is filed as
Exhibit 2 hereto and incorporated herein by reference.

     Except as referred to above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

     1. Joint Filing Agreement, dated as of March 6, 2001, by and between the Reporting Persons.

     2. Stockholders Agreement, dated as of February 26, 2001, by and among Mr. Joyce, Mr. Whynot, DVI, the Former Noteholders and the Company.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: March 6, 2001                    /s/ Christopher J. Joyce
                                        ------------------------------
                                        Christopher J. Joyce



Dated: March 6, 2001                    /s/ Geoffrey A. Whynot
                                        ------------------------------
                                        Geoffrey A. Whynot

                                  Exhibit Index

Exhibit 1 Joint Filing Agreement, dated as of March 6, 2001, by and among the Reporting Persons.

Exhibit 2 Stockholders Agreement, dated as of February 26, 2001, by and among Mr. Joyce, Mr. Whynot, DVI, the Former Noteholders and the Company.